Mail Stop 4561

September 26, 2007

Mr. Victor Brodsky
Chief Financial Officer
Vertical Branding, Inc.
16000 Ventura Blvd., Suite 301
Encino, CA 91436

      Re: **Vertical Branding, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2006
               File No. 0-31667

Dear Mr. Brodsky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page F-8

1. We note that you have reflected the receipts from the sale of a 65 acre parcel of undeveloped land in Hunter Highlands as cash flows provided by operating activities during the year ended December 31, 2006.   Further, you have previously disclosed to us that you considered this property to be a long-term "raw material inventory" that was either to be developed or sold based on future conditions. Please demonstrate to us that you have a history of conducting property development activities or restate your financial statements to treat receipts from the sale of property as cash flows from investing activities and reclassify the income statement to show the gain on sale as non-operating. Reference is made to paragraph 16c of SFAS 95 which states that receipts from the sales of property are to be treated as cash flows from investing activities.

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

Revenue Recognition, page F-12

2. Please tell us and disclose the separate amounts established for discounts to customers, estimated returns and allowances and other adjustments and whether or not any change in estimate occurred for the periods presented within your transactional marketing business. Please provide similar information for estimated returns and other promotion allowances recorded in your retail distribution segment.

Real Estate Held for Rental, Development and Sale, page F-13

3. Based upon your disclosures, we note that the only remaining asset within your real estate segment is your 49% interest in Gateway Granby, LLC. This LLC has been consolidated based upon voting control over the LLC where the business of the LLC is ownership and operation of an office building in East Granby, Connecticut. Given that the space in the office building is being leased out, it does not appear to us that this property is currently held for sale based upon the disclosures made in this filing. Please tell us how you have met all of the criteria in paragraph 30 of SFAS 144 to be able to achieve held for sale status on this property or revise your policy disclosure for the carrying value of your real estate

(your policy should not give consideration to "costs to sell" if this remaining asset is not held for sale). Additionally, please disclose your policy for determining the amount of impairment expense, if any, that is required to be taken on your real estate property.

Retail Distribution Network, page F-14

4. Please clarify to us the amount of intangible assets capitalized in connection with the Adsouth acquisition. Specifically, distinguish between customer lists, customer contracts and the related customer relationships and non-contractual customer relationships. For each of the three categories, please tell us the estimated useful life, how management determined the estimated useful life, and the method of amortization. Please note that the estimated useful lives should be the time period where as the specific intangible asset is anticipated to contribute to cash flows and not the average useful life used by other public registrants. Within your response please tell us how you have determined that the straight-line method of amortization best reflects the pattern in which the economic benefits of the intangible assets are consumed or why you are unable to determine this. Given the nature of the intangible assets it appears that the accelerated method of amortization will result in the most appropriate and systematic allocation unless the estimated useful life is shortened to assure that the difference between the straight-line and accelerated method is immaterial.

Goodwill, page F-14

5. You have disclosed to us that you would not impair goodwill upon the sale of your interests in Gateway Granby, LLC or it underlying property. Please clarify this position to us as it appears to us that the only remaining assets held by the Company from the MFC acquisition are your interest in Gateway Granby, LLC and goodwill. Additionally, it appears that these assets comprise a reporting unit for goodwill impairment analysis under paragraphs 19 to 22 of SFAS 142. Therefore, upon sale of your interest in Gateway Granby, LLC or the underlying property, you would be required to remove the goodwill from you books through either a loss on sale or an impairment. Given that these assets appear to be a reporting unit under SFAS 142, please revise your goodwill disclosure on page F-14 to be consistent with this guidance. Lastly, please tell us why you look to the market value of VBI stock in order to determine if an impairment loss is required on your real estate reporting unit as VBI stock value does not appear to be a relevant factor at the reporting unit level.

Embedded Derivative Liabilities, pages F-14 to F-15

6. Please provide additional information to us that clarifies management's position that one can conclude under EITF 00-19 that there are sufficient shares outstanding to settle the conversion feature of the Gottbetter financing and sufficient shares to settle all other commitments that may require the issuance of stock. It would appear based upon the provisions of EITF 00-19 that all commitments to issue stock needs to be considered in determining whether there are sufficient shares outstanding and that one is unable to arrive at differing conclusions for the shares underlying the Gottbetter financing and for shares underlying all other commitments. As such, it appears that all your commitments to issue common shares require derivative treatment in accordance with SFAS 133. Please revise your financial statements or provide additional information as requested.

Exhibit 31.1 and 31.2

7. We note that you have made several modifications to the exact form of the required certifications including a change to the required phrase "Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision…" in paragraph 4a, a change to the term "internal control over financial reporting " to "internal controls" in paragraph 5 and replacing the word "small business issuer" with "registrant" in paragraphs 3, 4 and 5. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. Additionally, please modify your disclosure in Item 8A. Controls and Procedures to clarify that the evaluation of disclosure controls and procedures were determined to be effective as of the end of the period covered by your report in accordance with Item 307 of Regulation S-B and for consistency with paragraph 4b of your certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief